Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: Herrick ( Starts with )
Given name	: Lloyd ( Starts with )
Transaction date range	: June 19, 2008 - June 23, 2008
Equity securities	: Common Shares

Insider name:	Herrick, Lloyd William

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

1234356	2008-06-19	2008-06-26	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	5.3500 USD	708,704

1234361	2008-06-20	2008-06-26	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	5.3000 USD	703,704

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

1234362	2008-06-23	2008-06-26	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,900	5.5800 USD	699,804